FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 2, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RNS

The Royal Bank of Scotland Group plc ("RBS") has agreed to sell certain businesses in Asia Pacific to CIMB Group Sdn Bhd ("CIMB"). RBS continues with leading positions in debt financing, risk management and transaction services in 11 Asia Pacific markets.

On 12 January 2012, RBS announced its decision to exit its cash equities, corporate broking, equity capital markets, and mergers and acquisitions businesses as part of changes to the bank's wholesale banking operations.

RBS today announces that it has agreed to sell to CIMB its:
- Cash Equities businesses in Australia (excluding the interest in RBS Morgans), China, Hong Kong, India and Taiwan; including the cash equities sales desks in the US and UK and;

-   Equity Capital Markets and Mergers & Acquisition businesses in Australia and China (excluding activities carried out by Hua Ying Securities), Hong Kong, India, Indonesia, Malaysia, Singapore, Taiwan and Thailand.

The principal benefit to RBS of the sale is to mitigate partially the shutdown costs otherwise associated with these businesses. The cash consideration, based on net asset values, is expected to be circa £75m. The transaction will complete by jurisdiction with the final completion expected to occur during Q4 2012. In certain jurisdictions, completion of the transaction is subject to regulatory conditions precedent. RBS will work closely with CIMB and existing clients of the sale businesses to ensure a smooth transition of staff, mandates and accounts, to the satisfaction of clients.

In Asia Pacific, RBS will maintain leading positions in debt financing, risk management and transaction services in the 11 countries where it currently operates.

Bruce Van Saun, RBS Group Finance Director, said, "We are pleased to reach agreement with CIMB on the transfer of these businesses over the course of 2012.  With this transaction we have now completed the sales process for various elements of the businesses we designated for exit in January."

Contacts:

Richard O'Connor

Group Investor Relations

+44 (0)207 672 1758

Michael Strachan                                             Allan Watt

Group Media Relations                                  RBS Communication and Marketing Asia Pacific

+44 (0)131 523 4205                                     +852 39613355 (office).  +852 6773 8715 (mobile)

NOTES:

RBS's wholesale business will be retaining its international footprint in 38 countries to ensure that it can serve customers' needs globally. We believe that despite current challenges to the sector, wholesale banking services play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

The Markets business will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all Group businesses. We intend to retain our leading investor products business internationally in equity and fixed income derivatives.

International Banking provides clients with 'one-stop shop' access to our debt financing, risk management and payments services.

In Asia Pacific, RBS will maintain leading positions in debt financing, risk management and transaction service in the 11 countries where we currently operate.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 April 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary